Commission File Number: 001-41635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐  Form 10-K  ☒  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q
☐  Form 10-D  ☐  Form N-CSR

For Period Ended: June 30, 2025

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q

For the Transaction Period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lavoro Limited

Full Name of Registrant

N/A

Former Name if Applicable

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401

Address of Principal Executive Office (Street and number)

São Paulo – SP, 04548-005, Brazil

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Lavoro Limited (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended June 30, 2025 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense, for the reasons set forth below.

As disclosed in press releases furnished on Forms 6-K on June 18, 2025 and July 14, 2025, the delay is directly attributable to the complexities arising from the out-of-court reorganization (Recuperação Extrajudicial, or the “EJ Plan”) filed by the Company’s Brazilian subsidiary, Lavoro Agro Holding S.A. (“Lavoro Brazil”). The EJ Plan required extensive negotiations with a broad group of critical suppliers and the implementation of a multi-year restructuring framework covering approximately R$2.5 billion (US$460 million) in trade payables, together with new supply and financing arrangements. In connection with the EJ Plan, the Company also announced a retail footprint rationalization at Lavoro Brazil that will result in a material number of store closures.

As a consequence of these measures, the Company identified indicators of impairment for certain intangibles and deferred tax assets (DTAs) at subsidiaries under Lavoro Brazil, which may affect net income as well as asset and equity balances. To provide transparency while impairment analyses are ongoing, on June 18, 2025, the Company furnished a Form 6-K with preliminary unaudited metrics that are not dependent on impairment outcomes, including revenue and gross profit by segment for the six-month period ended December 31, 2024.

An assessment of the company’s going concern at the level of Lavoro Brazil has identified material uncertainties that depend, among other factors, on court ratification of the EJ Plan and the effective implementation of contemplated liquidity measures. In turn, the going concern assessment at the consolidated Lavoro Limited level cannot be finalized until the EJ Plan is ratified by the court.

Due to this critical dependence on external events and the complexity and extent of the required accounting and disclosure procedures the Company will not be able to complete and file its Form 20-F within the prescribed deadline without unreasonable effort or expense. While the Company intends to file the Annual Report as soon as practicable, the Company does not anticipate being able to file it within the fifteen-day grace period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

In addition, the Company expects to disclose in its Form 20-F that certain material weaknesses exist in internal controls over financial reporting.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ruy Cunha, Chief Executive Officer

+55 (11)

4280-0709

(Name)

(Area Code)

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no, identify report(s).
☒  Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                               ☒  Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

The Company anticipates the following changes in its results of operations for the year ended June 30, 2025 compared with the prior year:

•         a decrease of approximately 34% in preliminary unaudited consolidated revenue to approximately R$6.2 billion reais in the year ended June 30, 2025, from R$9.39 billion for the prior year ended June 30, 2024, primarily due to inventory shortages in the Brazil Ag Retail segment that that resulted in significant order cancellations as well as the impact of the previously announced retail footprint rationalization in Brazil;

•         a decrease of approximately 33% in preliminary unaudited consolidated gross profit to approximately R$0.9 billion in the year ended June 30, 2025, from R$1.34 billion for the prior year ended June 30, 2024, mainly due to the decline in revenue in its Brazil Ag Retail segment.

In addition, the Company anticipates that there will be a significant increase in the Company’s net loss and accumulated deficit for the fiscal year ended June 30, 2025, as compared to the fiscal year ended June 30, 2024.

The foregoing financial information is preliminary and unaudited. Because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this Form 12b-25 will not change upon filing of the Annual Report.

Preliminary Estimates

This Form 12b-25 contains certain preliminary estimated financial information of the Company as of the year ended June 30, 2025. Such preliminary information is not yet finalized, remains subject to completion and reflects management’s current estimates. The preliminary estimated financial information is subject to the finalization and closing of the accounting books and records of the Company (which have yet to be performed) and should not be viewed as a substitute for financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board. While carrying out such procedures, the Company may identify items that require adjustments to the preliminary estimates set forth in this Form 12b-25. In addition, other developments may arise between the date of this Form 12b-25 and the date that the Company reports the results for the year ended June 30, 2025, which may cause actual results to be different than the preliminary estimates set forth in this Form 12b-25. There can be no assurance that the Company’s final results will not differ from these preliminary estimates, which are forward-looking statements based only on currently available information as of the date hereof. Therefore, you should not place undue reliance on these preliminary estimates nor should you view these as a substitute for the Company’s audited financial statements for the year ended June 30, 2025. No independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to these preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results.

The preliminary information is presented for informational purposes only and does not purport to represent the Company’s financial condition or results of operations for any future date or period. As a result, caution should be exercised in relying on this information and no inferences should be drawn from this information regarding financial or operating data not provided.

Forward-Looking Statements

Certain statements made in this Form 12b-25 are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, anticipated results of operations. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company.

In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this Form 12b-25. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Form 12b-25. Accordingly, undue reliance should not be placed upon the forward-looking statements.

LAVORO LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

November 3, 2025

By:

/s/ Ruy Cunha

Name:  Ruy Cunha

Title:  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).